NC Solar, Inc.

1107 Town Creek Road

Eden, NC 27288

September 28, 2012

VIA EDGAR and FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attn: Mara L. Ransom, Assistant Director

Re:	NC Solar, Inc.
Registration Statement on Form S-1
Filed August 13, 2012
File No. 333-183272

Dear Ms. Ransom:

NC Solar, Inc. (“Ultimate Rack” or, the “Company,” “we,” “us,” or “our”) is in receipt of your comment letter dated September 6, 2012 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company’s responses:

Forepart of Registration Statement

1.	We note your disclosure in the Calculation of Registration Fee table regarding the securities to be registered as “Common Stock, par value $0.001 per share”. However, we also note the disclosure on page 17 that you have a different par value of $0.0001 per share for the common stock. Please explain the difference or revise.

Response: The correct par value of our common stock is $0.0001 per share and the listing of a par value of $0.001 per share in the Calculation of Registration Fee table was in error. We have revised the Registration Statement to reflect the accurate par value.

Outside Front Cover Page of Prospectus

2.	Please disclose that your auditor has raised a substantial doubt about your ability to continue as a going concern.

Response: We have included a statement on the outside front cover page of the prospectus that our auditor has raised a substantial doubt about our ability to continue as a going concern.

Prospectus Summary, page 1

Business Overview, page 1

3.	Please revise the second paragraph to clarify, if correct, that you currently have only one customer and all sales have been to such customer.

Response: We have revised this paragraph to clarify that Duke Energy Carolina, LLC is our only customer and all sales have been to such customer.

4.	Please disclose the basis for the statement “[u]tilities in the Southeast have been willing to purchase as much energy as alternative and clean energy producers can generate.”

Response: We have revised this statement in the Business Overview and have included our basis for our reasoning.

Risk Factors, page 3

Risks Relating to Our Business and Industry, page 3

We are a development stage company…, page 3

5.	Please explain to us the relevance of the third and fourth sentences of the second paragraph to your business.

Response: We have removed these sentences from this risk factor.

We are an “emerging growth company”…, page 6

6.	We note the disclosure in the second paragraph that you are opting out of the extended transition period. However, the disclosure in the penultimate paragraph on page 1 and the second risk factor on page 6 states that you are not opting out. Please reconcile.

Response: We have revised this risk factor to reflect the fact that we are opting in to the extended transition period pursuant to Section 107 of the JOBS Act.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 10

Plan of Operation, page 10

7.	Please disclose the basis for your statement that revenues for your initial project can reach approximately $23,000 annually when fully operational, including disclosure of how the contract with Duke Energy Carolinas and the subsidies from NC GreenPower relate to this amount. Please also disclose the time frame for when the project will become “fully operational” and the estimated costs necessary for the project to become “fully operational.” Please also disclose how you intend to raise the funds to pay for such costs.

Response: We have revised the disclosure in this section to state that our project is currently fully operational, and that management believes that the project will generate approximately approximately $5,000 to $8,000 annually, based on the Company’s revenues to date from Duke Power and NC Green Power.

Certain Relationships and Related Transactions, page 17

Transactions with Related Parties, page 17

8.	Please name the shareholders that engaged in related party transactions with you. See Item 404(a)(1) of Regulation S-K.

Response: We have revised the disclosure in the “Transactions with Related Parties” section to name the shareholders engaged in related party transactions.

9.	Please note that a related person, as defined in Instruction 1 to Item 404(a) of Regulation S-K, includes any person beneficially owning more than 5% of your voting securities. Accordingly, please revise bullet (C) after the last paragraph and provide any additional disclosure required as a result of such revision.

Response: We have revised bullet (C) after the last paragraph of the “Transactions with Related Parties Section” to 5%. This revision does not require to make any additional change to our disclosure.

Plan of Distribution, page 20

10.	Please revise the first sentence of the second paragraph to clarify that selling stockholders may be deemed to be underwriters in connection with any of their offers or sales of the securities registered by the registration statement and not just after a market has developed for your common stock.

Response: We revised the first sentence of the second paragraph of the “Plan of Distribution” section, and added a sentence at the end of the first paragraph of this section to clarify that the selling stockholders may be deemed to be underwriters in connection with any of their offers or sales of the securities registered in the registration statement.

Note 1 – Summary of significant Accounting Policies and Organization, page F-6

11.	Refer to (A) Organization and (B) Principles of consolidation sections. We note you are using the reference of the “Company” interchangeably to “NC Solar, Inc. (a development stage company)”, “Stoneville Solar, LLC (a development stage company)”, and “NC Solar, Inc. and its wholly owned subsidiary, Stoneville Solar, LLC (collectively, the “Company”). Please clarify for us your references and revise the sections here and elsewhere, as applicable in the filing.

Response: We have revised note 1 to the financial statements to clarify the references to the “Company” throughout the document.

Outside Back Cover Page of Prospectus

12.	Please provide the disclosure required by Item 502(b) of Regulation S-K.

Response: We have included the disclosure required by Item 502(b) of Regulation S-K on the outside back cover of the prospectus.

Exhibit 23.2

13.	The reference to counsel’s name appears in “Legal Matters” and not “Experts” in the prospectus.

Response: We have provided a revised letter from counsel as an exhibit to the Registration Statement.

Sincerely,
/s/ Jeffrey Alt
Jeffrey Alt
President, NC Solar, Inc.